SC Distributors, LLC
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2015

The Company has claimed exemption from Rule 15c3-3 under the provisions of section (k)(2)(i). Operating under such exemption, the Company has not prepared a determination of Reserve Requirements for broker-dealers.